Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Red Dot Enterprises Limited	British Virgin Islands
Skubbs Private Limited	Republic of Singapore
Skubbs Sdn. Bhd.	Malaysia